CARTER LEDYARD & MILBURN LLP Counselors at Law

2 Wall Street New York, NY 10005-2072
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570 Lexington Avenue New York, NY 10022 (212) 371-2720	Tel (212) 732-3200 Fax (212) 732-3232	1401 Eye Street, N.W. Washington, DC 20005 (202) 898-1515

May 16, 2005

Mr. Daniel Greenspan
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Trinity Biotech plc
Registration Statement on Form F-3 filed April 27, 2005, File No. 333-124385

Dear Mr. Greenspan:

     Set forth below is the response of Trinity Biotech plc to the comment of the staff of the Securities and Exchange Commission on the above-referenced Registration Statement. This letter is being filed with Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We have repeated your comment below, in italics, and set out an explanation of our response to it in bold face type.

COMMENT LETTER DATED MAY 9, 2005

Signatures, Page II-5

We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in you amended From F-3.

Mr. Rory Nealon, the Chief Financial Officer, is also the Principal Accounting Officer and Controller. We have included the additional titles beneath his signature in Amendment No. 1.

If there are any questions with respect to this filing, please call the undersigned or Alan Bernstein of this office at (212) 732-3200.

Sincerely yours,
/s/ Peter Flägel
Peter Flägel